Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 23, 2016

VIA EDGAR TRANSMISSION

Ms. Sally Samuel
Mr. Patrick Scott
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Form N-14 File Number: 333-213829
Miller Opportunity Trust S000055730
Miller Income Fund S000055731

Dear Ms. Samuel and Mr. Scott:

This correspondence is being filed in response to your oral comments and suggestions of November 22, 2016, to the Registration Statement filed on Form N-14/A (the “Proxy materials”).  The Proxy materials were filed on November 21, 2016 for the purpose of reorganizing the Legg Mason Opportunity Trust (the “LMOT Target Fund”) and Miller Income Opportunity Trust (the “MIOT Target Fund,” together with the LMOT Target Fund, the “Target Funds”) out of their respective trusts and into corresponding series of the Trust (the “Reorganizations”).

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.
To clarify Comment 11 from the oral comments and suggestions of November 17, 2016, please remove the sentences describing the differences before and after the Reorganizations with respect to “LMM” and instead provide a clarification of “LMM” in the sentence that contains “interested persons.”

The Trust responds that it will remove the following disclosure:

“LMM will not change as an entity before and after the Reorganizations, except that Legg Mason, Inc. will no longer be an interested person of LMM after the Reorganizations.  Furthermore, LMM will be the investment adviser to both Acquiring Funds while it was investment adviser only to the LMOT Target Fund and was the sub-adviser to the MIOT Target Fund.”

Furthermore, the Trust responds that the language has been revised as to below:

In accordance with the requirements of Section 15(f), LMM and the TAP Trust will ensure that at least 75% of the TAP Trust Board will be comprised of trustees who are not “interested persons” (as defined in the 1940 Act) of LMPFA, LMM (as constituted both before and after LMM’s transaction with Legg Mason), or their respective affiliates, for at least three years following the Reorganizations and, for at least two years after the Reorganizations, ~~LMM~~ there will not be imposed any “unfair burden” (as defined in the 1940 Act and above) on the Acquiring Funds or their shareholders.

2.
Please change the sentence on page C-2 of the Proxy Statement “More information about the Funds’ classes of shares is available through the Target Funds’ SAI” to reflect that information is available in the Statement of Additional Information contained in the proxy statement.

The Trust responds the language has been revised as to below:

More information about the Funds’ classes of shares is available in the Statement of Additional Information to this Proxy Statement.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (626) 914-7220.

Very truly yours,

/s/ Eric W. Pinciss
Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios